April 3, 2017

By EDGAR Transmission and FedEX

Ms. Melissa Raminpour

Branch Chief, Office of Transportation and Leisure

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re: American Airlines Group Inc.

Form 10-K for Fiscal Year Ended December 31, 2016

Filed February 22, 2017

Form 8-K furnished on January 27, 2017

File No. 001-08400

Dear Ms. Raminpour:

This letter (the “Letter”) responds to the comment letter of the Staff of the Division of Corporation Finance, dated March 22, 2017, regarding the annual report on Form 10-K for the fiscal year ended December 31, 2016 of American Airlines Group Inc. (“American”) and the current report on Form 8-K furnished on January 27, 2017 by American. The Staff’s comments are included for reference below, along with American’s responses to the comments.

Form 10-K for Fiscal Year Ended December 31, 2016

General

1. Comment: In your letter to us dated June 3, 2013, you described contacts with Syria and Sudan and we note your website lists flights to Khartoum, Sudan. The oneworld alliance website lists flights to Sudan by partner airlines and your oneworld alliance partner, Royal Jordanian’s website includes two cities in Syria on its list of destinations. As you are aware, Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of past, current, and anticipated contacts with Syria and Sudan since your prior letter, whether through subsidiaries, affiliates, onealliance member partners, or other direct or indirect arrangements. You should describe any products or services, you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

It is American’s corporate policy to comply with U.S. economic sanctions laws. Accordingly, neither American nor any subsidiary or other affiliate of American:

•	operates any scheduled passenger or cargo flights to or from Sudan or Syria (the “Two Countries”);

•	has since the date of our June 2013 letter operated any offices, facilities, equipment, sales agents or employees in either of the Two Countries; or

•	has since the date of our June 2013 letter been a party to any agreements, commercial arrangements or other contacts with the governments of either of the Two Countries, or with entities known by American to be controlled by those governments.

As such, American’s contacts with the Two Countries, if any, are highly limited, and its revenues from those contacts are zero or de minimis.

U.S. law does not prohibit U.S. persons from traveling to and from Sudan or Syria.1 Office of Foreign Assets Control of the U.S. Department of Treasury (“OFAC”) regulations generally restrict the exportation and importation of services to and from Sudan, and transactions with designated nationals of Syria, but the regulations contain an exemption for travel as well as for arrangement and facilitation of travel to and from these Two Countries.2 Accordingly, U.S. air carriers are not prohibited from selling tickets for travel to or from the Two Countries on flights operated by other carriers.

Codeshare Agreements to Sudan and Syria

American is a party to codeshare agreements with certain foreign air carriers. Codeshare agreements are common in the air transportation industry and allow carriers to market and sell tickets and/or cargo service on each other’s flights. All of American’s codeshare relationships with foreign carriers have been reviewed and approved by the U.S. Department of Transportation (“DOT”).

The United States does not have Air Transport Agreements with either of the Two Countries that provide for codeshare rights. Consequently, U.S. carriers (including American) are not allowed to codeshare to the Two Countries.

Overflight

American does not overfly the territories of the Two Countries, and does not have any relationships, formal or informal, with aviation officials or other governmental officials in either of the Two Countries.

1 OFAC’s Terrorism List Governments Sanctions Regulations do not prohibit travel to countries that have been designated as state sponsors of terrorism. 31 C.F.R. Part 596. In addition, the country-specific sanctions regulations that OFAC published pursuant to the International Emergency Economic Powers Act (“IEEPA”) do not restrict travel to Sudan or Syria. See 31 C.F.R. Parts 538 and 542.

2 Id. §§ 538.212(d), and 542.206(c).

AAdvantage Award Travel to Sudan and Syria

Under current U.S. law, frequent flyer accrual and redemption are permitted for itineraries involving the Two Countries. American has facilitated this activity with Etihad Airways, Gulf Air, Royal Jordanian and Qatar Airways for operations to/from Sudan.

Additional Information

The award chart that appears on American’s website at www.aa.com details the opportunities for AAdvantage members to redeem mileage. The oneworld and other partner award chart includes a list of zone definitions that defines which countries belong to a specified zone, with the following footnote: “If no participating carrier offers direct service between origin and destination zones, certain awards may be unavailable or multiple awards may be required.”

2. Comment: Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

As noted above, American’s contacts with Syria and Sudan, if any, are extremely limited. Such contacts do not pose a material investment risk, either quantitatively or qualitatively, to American’s investors. Specifically:

•	American does not operate any service to the Two Countries;

•	American has no assets in or liabilities arising from any of the Two Countries; and

•	American received no or de minimis revenue associated with the Two Countries in each of the fiscal years ended December 31, 2016, 2015 and 2014. American believes that if in fact it has received any indirect revenues related to the Two Countries, such revenues would be viewed as wholly immaterial by American investors in light of American’s total consolidated revenues ($40.2 billion in 2016).

To the knowledge of American’s investor relations group, American has not received any comments or questions from investors or securities analysts regarding its contacts with either of the Two Countries. Likewise, American does not believe its contacts with the Two Countries will merit it to be a target of groups with disinvestment or similar initiatives. As a result, American believes its limited contacts with the Two Countries do not constitute a factor that a reasonable investor would deem relevant in making an investment decision.

Item 6. Selected Consolidated Financial Data

Reconciliation of GAAP to Non-GAAP Financial Measures, page 47

3. Comment: Please revise your disclosure of usefulness of non-GAAP measures, other than mainline and regional CASM, to investors to (a) eliminate descriptive language suggesting non-GAAP financial measures are “more indicative” of your performance and “more comparable” to measures reported by other major airlines and (b) ensure that the disclosure addresses each non-GAAP measure and explains why each measure is useful to investors and management in terms that are substantive and specific to you. Refer to Item 10(e)(1)(i)(C) to (D) of S-K and footnote 44 to FR-65. Our comment also applies to disclosures in your earnings released furnished in Form 8-K on January 27, 2017. In your response, please provide us with proposed revisions to your current disclosures.

American acknowledges the Staff’s comment and will, in future filings, remove the statement that these non-GAAP financial measures are “more indicative” of American’s performance and “more comparable” to measures reported by other major airlines. The suggested revisions to our disclosures will be applied prospectively, as applicable, in American’s current and periodic reports on Forms 10-K, 8-K and 10-Q in which such non-GAAP measures are presented, as shown below. For convenience, a marked copy to show the suggested revisions to our disclosure as compared to the disclosure in American’s annual report on Form 10-K for the year ended December 31, 2016, is included as an Exhibit to this Letter.

Disclosure of non-GAAP measures as revised for future filings

General Disclosure to be included anywhere non-GAAP measures are presented:

We sometimes use financial measures that are derived from the consolidated financial statements but that are not presented in accordance with GAAP to understand and evaluate our current operating performance and to allow for period-to-period comparisons. We believe these non-GAAP financial measures may also provide useful information to investors and others. These non-GAAP measures may not be comparable to similarly titled non-GAAP measures of other companies, and should be considered in addition to and not as a substitute for or superior to, any measure of performance, cash flow or liquidity prepared in accordance with GAAP. We are providing a reconciliation of reported non-GAAP financial measures to their comparable financial measures on a GAAP basis.

Additional disclosure to accompany the Company’s non-GAAP measures of pre-tax income excluding special items and net income excluding special items:

The following table presents the components of our total special items and the reconciliation of pre-tax income and net income (GAAP measures) to pre-tax income excluding special items and net income excluding special items (non-GAAP measures). Management uses pre-tax income excluding special items and net income excluding special items to evaluate our current operating performance and to allow for period-to-period comparisons. As special items may vary from period-to-period in nature and amount, the adjustment to exclude special items allows management an additional tool to better understand our core operating performance.

Additional disclosure to accompany the Company’s non-GAAP measures of mainline operating costs excluding special items and fuel:

The following table presents the reconciliation of mainline operating expenses (GAAP measure) to mainline operating costs excluding special items and fuel (non-GAAP measure). Management uses mainline operating costs excluding special items and fuel to evaluate our current operating performance and for period-to-period comparisons. The price of fuel, over which we have no control, impacts the comparability of period-to-period financial performance. The adjustment to exclude aircraft fuel and special items allows management an additional tool to better understand and analyze our non-fuel costs and core operating performance.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call Michael Carreon, Vice President and Corporate Controller, at (817) 931-4435 or Mary Beth Macdonald, Assistant Corporate Controller, at (480) 522-8741. I can be reached at (817) 931-2330.

Very truly yours,

/s/ Derek J. Kerr

Derek J. Kerr Executive Vice President and Chief Financial Officer American Airlines Group Inc.

cc:	Effie Simpson, U.S. Securities and Exchange Commission
Stephen L. Johnson, American Airlines Group Inc.
Michael R. Carreon, American Airlines Group Inc.
Tony Richmond, Latham & Watkins LLP

Exhibit to April 3, 2017 Letter

Proposed Disclosure Marked to Show Changes

Current disclosure in American’s annual report on Form 10-K for the fiscal year ended December 31, 2016, marked to show proposed changes to the disclosure for future filings as set forth in the Letter:

General Disclosure to be included anywhere non-GAAP measures are presented:

We sometimes use financial measures that are derived from the consolidated financial statements but that are not presented in accordance with GAAP to understand and evaluate our current operating performance and to allow for period-to-period comparisons. We believe these non-GAAP financial measures may also provide useful information to investors and others. These non-GAAP measures may not be comparable to similarly titled non-GAAP measures of other companies, and should be considered in addition to and not as a substitute for or superior to, any measure of performance, cash flow or liquidity prepared in accordance with GAAP. We are providing a reconciliation of reported non-GAAP financial measures to their comparable financial measures on a GAAP basis.

~~We are providing disclosure of the reconciliation of reported non-GAAP financial measures to their comparable financial measures on a GAAP basis.~~

Additional disclosure to accompany the Company’s non-GAAP measures of pre-tax income excluding special items and net income excluding special items:

The following table presents the components of our total special items and the reconciliation of pre-tax income and net income (GAAP measures) to pre-tax income excluding special items and net income excluding special items (non-GAAP measures). ~~We believe that the non-GAAP financial measures provide investors the ability to measure financial performance~~Management uses pre-tax income excluding special items~~, which is more indicative of our ongoing performance and is more comparable to measures reported by other major airlines.~~ and net income excluding special items to evaluate our current operating performance and to allow for period-to-period comparisons. As special items may vary from period-to-period in nature and amount, the adjustment to exclude special items allows management an additional tool to better understand our core operating performance.

Additional disclosure to accompany the Company’s non-GAAP measures of mainline operating costs excluding special items and fuel:

The following table presents the reconciliation of mainline operating expenses (GAAP measure) to mainline operating costs excluding special items and fuel (non-GAAP measure). ~~We believe that the presentation of mainline costs per available seat mile (CASM) excluding fuel is useful to investors as both the cost and availability of fuel are subject to many economic and political factors beyond our control. The exclusion of special items from mainline CASM provides investors the ability to measure financial performance in a way that is more indicative of our ongoing performance and is more comparable to measures reported by other major airlines.~~ Management uses mainline ~~CASM~~operating costs excluding special items and fuel to evaluate ~~its~~our current operating performance and for period-to-period comparisons. The price of fuel, over which we have no control, impacts the comparability of period-to-period financial performance. The adjustment to exclude aircraft fuel and special items allows management an additional tool to better understand and analyze our non-fuel costs and core operating performance. ~~Amounts may not recalculate due to rounding.~~